UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Zix Corporation

(Name of Subject Company)

Zix Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98974P100

(CUSIP Number of Class of Securities)

Gordon A. Davies

Secretary

2711 North Haskell Avenue

Suite 2300, LB 36

Dallas, Texas 75204

(214) 370-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

James E. Langston

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Zix Corporation, a Texas corporation (“Zix”), with the Securities and Exchange Commission (the “SEC”) on November 23, 2021, relating to the tender offer by Zeta Merger Sub Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Zix, par value $0.01 per share (each, a “Share”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 7, 2021, among Zix, OpenText and Merger Sub (the “Merger Agreement”), for a purchase price of $8.50 per Share in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by OpenText and Merger Sub with the SEC on November 22, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by OpenText and Merger Sub with the SEC on November 22, 2021 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment is being filed to amend and supplement the Schedule 14D-9 as reflected below.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new subsection is added before the final subsection entitled “Forward-Looking Statements” on page 42 of the Schedule 14D-9:

Final Results of the Offer and Completion of the Merger

At one minute after 11:59 p.m., Eastern Time, on December 22, 2021, the Offer expired. Merger Sub was advised by Computershare Trust Company, N.A., in its capacity as depositary for the Offer, that, as of the expiration of the Offer, a total of 55,709,092 Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 71% of the Shares outstanding immediately prior to the Expiration Time.

As of the expiration of the Offer, the number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC) validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Merger Sub accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, on December 23, 2021, OpenText completed its acquisition of Zix by consummating the Merger without the affirmative vote of Zix’s stockholders, pursuant to Section 21.459(c) of the TBOC. At the Effective Time, Merger Sub was merged with and into Zix, with Zix continuing as the Surviving Corporation and a wholly owned subsidiary of OpenText, and each Share (other than Shares to be converted or cancelled pursuant to the Merger Agreement) issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive $8.50 in cash without interest and subject to any applicable withholding of taxes.

As a result of the Merger, the Shares will be delisted and will cease trading on the Nasdaq. OpenText and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Zix’s reporting obligations under the Exchange Act as promptly as practicable.

On December 23, 2021, OpenText issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(X) hereto and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented with the following:

Exhibit No.	Description

(a)(5)(X)	Press Release, issued by OpenText on December 23, 2021, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(N) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZIX CORPORATION

By:	/s/ Gordon A. Davies
Name:	Gordon A. Davies
Title:	Secretary

Dated: December 23, 2021